February 13, 2013

Mr. Tom Kluck
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	UMH Properties, Inc. Registration Statement on Form S-3 Filed January 18, 2013 File No. 333-186084

Dear Mr. Kluck:

On behalf of our client, UMH Properties, Inc. (the “Company”), set forth below are responses to your comment letter dated February 8, 2013, regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).  In connection with this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement to reflect the following responses to the Staff’s comments.

For your convenience, the Staff’s comments are set forth below in italics, followed by the responses on behalf of the Company.  Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 to the Registration Statement.

Cover Page of Prospectus

1.
We note your statement that your securities are listed and traded on the New York Stock Exchange.  Please identify the trading symbols for those securities on the cover page of the prospectus pursuant to Item 501(b)(4) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has identified on the cover page of the prospectus the trading symbols for the Company’s common stock and preferred stock listed and traded on the New York Stock Exchange.

Securities and Exchange Commission

Signatures, page 59

2.	In your next amendment, please include the signature of your controller or principal accounting officer. Please refer to Instruction 1 to Form S-3.

Response:

The Company has revised the signature page to the Registration Statement by indicating that Anna Chew, the Principal Financial Officer of the Company, also serves as Principal Accounting Officer.

* * * *

A courtesy copy of this filing is being provided to Beth Frohlichstein of the Staff to expedite the Staff’s review.  Please do not hesitate to call the undersigned at (212) 806-5509 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ JEFFREY S. LOWENTHAL, ESQ.
Jeffrey S. Lowenthal, Esq. of Stroock & Stroock & Lavan LLP

cc:           Anna T. Chew (UMH Properties, Inc.)